SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549

                            FORM 11-K

(Mark One)

[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                       EXCHANGE ACT OF 1934

             For the fiscal year ended December 31, 1999

                                OR

     [ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

     For the transition period from __________ to ___________

                 Commission file number 33-56369

            JEFFERSON-PILOT CORPORATION TEAMSHARE PLAN
                     (Full title of the plan)

                   JEFFERSON-PILOT CORPORATION
   (Name of the issuer of the securities held pursuant to the plan)

                          100 North Greene Street
                     Greensboro, North Carolina  27401
                  (Address of principal executive office)

                JEFFERSON-PILOT CORPORATION TEAMSHARE PLAN
                           TABLE OF CONTENTS

                                                                            1
Report of Independent Auditors

Audited Financial Statements

  Statements of Net Assets Available for Benefits                           2

  Statements of Changes in Net Assets Available for Benefits                3

  Notes to Financial Statements                                             4


Supplemental Schedules

  Schedule of Assets Held for Investment Purposes at end of year           10
    (Form 5500 - Schedule H Line 4i)

  Schedule of Reportable Transactions                                      11
    (Form 5500 - Schedule H Line 4j)

    Supplemental Schedules, other than those listed above, are omitted because of the absence of the conditions under which they are required by Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 or because the required information is included in the financial statements or notes thereto.

  Signatures                                                               12

  Exhibit                                                                  13

                   Report of Independent Auditors


To the Plan Administrator and Participants
Jefferson-Pilot Corporation Teamshare Plan

We have audited the accompanying statements of net assets available for benefits of Jefferson-Pilot Corporation Teamshare Plan as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1999 and 1998, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1999, and reportable transactions for the year then ended are presented for the purpose of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plans management. The supplement schedules have been subject to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
Greensboro, NC
May 5, 2000

                             Jefferson-Pilot Corporation
                                   Teamshare Plan

                    Statements of Net Assets Available for Benefits


                                                        December 31
                                                  1999             1998
                                                  ----             ----
Assets
  Investments, at fair value                   $75,248,458      $71,443,237
  Investments, at contract value                 4,457,927        4,324,019


  Receivables:

  Employer's matching contribution                   1,632           17,682
  Employer's Gainshare contribution              1,305,480        1,480,834
  Participants contributions                        24,942          248,446
                                                __________      ___________
  Total receivables                              1,332,054        1,746,962
                                                __________      ___________
  Net assets available for benefits            $81,038,439      $77,514,218
                                               ===========      ===========
See accompanying notes.


                                                          Year ended
                                                          December 31
                                                  1999                 1998
                                                  ----                 ----
Additions

 Investment income:
   Net appreciation in fair
   value of investments                         $1,563,516         $17,478,924
   Interest                                        283,087             343,793
                                                __________         ___________
                                                 1,846,603          17,822,717

 Contributions:
    Participants'                                7,881,952           7,823,173
    Rollovers                                      535,714             526,227
    Employer matching                              265,777             566,877

    Gainshare                                    1,305,480           1,480,834
                                                 _________           _________

Total contributions                              9,988,923          10,397,111
                                                 _________          __________
Total additions                                 11,835,526          28,219,828


Deductions

Benefits paid to
  participants                                   8,285,280           9,294,661
Administrative expenses                             26,025               2,075
                                                 _________           _________


Total deductions                                 8,311,305           9,296,736


Net increase                                     3,524,221          18,923,092

Net assets available for
 benefits:
  Beginning of year                             77,514,218          58,591,126
                                                __________          __________

  End of year                                  $81,038,439         $77,514,218

See accompanying notes.

                            Jefferson-Pilot Corporation
                                  Teamshare Plan

                            Notes to Financial Statements

                                December 31, 1999


1. Description of Plan

The following description of the Jefferson-Pilot Corporation (the Company) Teamshare Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution and profit sharing plan covering all employees and career agents of Jefferson-Pilot Corporation and the following subsidiaries (collectively, the Sponsor) who have at least one year of service and are age twenty-one or older:

        Jefferson-Pilot Life Insurance Company
        Jefferson-Pilot Communications Company
        Jefferson-Pilot Communications Company of Virginia
        WCSC, Inc.
        Alexander Hamilton Life Insurance Company of America ("AH Life") First Alexander Hamilton Life Insurance Company ("FAHL")
        Jefferson-Pilot Securities Corporation

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Company serves as Plan administrator and named fiduciary.

Contributions

Eligible participants may contribute up to 15% of before-tax compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified plans. The Company matches 10% of a participant's total before-tax contributions for the Plan year that do not exceed 6% of a participant's compensation for the portion of the year during which the participant elected to make pre-tax contributions.

"Gainshare" contributions are subject to approval by the Compensation Committee of the Company's Board of Directors. Gainshare contributions are made by the Sponsor on behalf of participants (1) who meet certain eligibility requirements specified in the Plan document and (2) whose employer, business unit and, if applicable, business subunit satisfy predetermined financial performance standards, in amounts of up to 4% of compensation.

Employees in Puerto Rico and the U.S. Virgin Islands are not eligible for pre-tax or matching contributions, but may participate in "Gainshare" contributions when the eligibility requirements and performance standards are met.

Gainshare contributions for 1999 and 1998 were disbursed 50% in cash and 50% in the Jefferson-Pilot Common Stock Fund. For individual gainshare amounts of $200 and less, the total was disbursed in the Jefferson-Pilot Common Stock Fund.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings. Allocations are based upon participant earnings as defined in the Plan document. Investment income, including net appreciation (depreciation) in value of the Plan's investments, is allocated to individual participant accounts in the same ratio that the value of the individual account bears to the sum of the values of all participants' accounts. Forfeited balances of terminated participants nonvested accounts are used to reduce Company Gainshare contributions. The balance of the forfeited nonvested account was $274,937 and $275,150 for 1999 and 1998, respectively. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company contribution portion of their accounts plus actual earnings thereon is based on years of service. A participant is 100% vested in Company contributions after five years of credited service.

Participant Loans

Participants may borrow from their accounts if (1) there is an immediate and heavy financial need and (2) at least two years have elapsed since the member first made contributions to the Plan. Participant loans may range from a minimum amount of $1,000 up to a maximum amount equal to the lesser of (1) 50% of their vested account balance or (2) $50,000 reduced by the highest outstanding balance of prior loans from the Plan or any other qualified retirement plan maintained by a sponsoring employer during the one-year period ending on the day prior to the loan. Loan terms range from 1 - 5 years. The loans are secured by the balance in the participant's account and bear interest at a rate equal to the prime lending rate reported in the Wall Street Journal on the last business day of the calendar quarter, plus one percentage point.
Principal and interest are paid ratably through weekly, biweekly, or bi-monthly payroll deductions.

Payment of Benefits

Upon termination of service, a participant may receive the vested value of his/her account in either a lump sum payment, periodic installments in substantially equal amounts for a period not to exceed 15 years or direct rollover to an eligible retirement plan. Distributions from the Jefferson-Pilot Common Stock Fund may be distributed in cash or in shares of the Company's common stock, if so elected.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

2. Summary of Accounting Policies

Investment Valuation

Expect for the investment contracts, the Plan's investments are stated at fair value. The fair value of participation units owned by the Plan in the pooled separate account is based on quoted redemption values on the last business day of the plan year. The investment contract is stated at contract value, representing contributions made to the Fund, plus earnings credited, less benfits paid and any expense charges. The participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the US requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassification

Certain amounts in the 1998 financial statements have been reclassified to conform to the 1999 presentation. These reclassifications had no impact on previously reported net assets available for benefits.

3. Investments

Effective January 1, 1999, Riggs Bank became the trustee of all Plan assets except the insurance contract. During 1999, the Plan's investments (including investments purchased, sold, and held during the year) appreciated in fair value as determined by quoted market prices as follows:

                                                     Net Realized
                                                    and Unrealized
                                                    Appreciation in
                                                     Fair Value of
                                                      Investments
                                                    _______________

                                                  1999             1998
                                                  ----             ----
Pooled Separate Accounts                        1,563,516       17,478,924

Investments that represent 5% or more of the net assets are as follows:

                                                        December 31
                                                   1999                1998
                                                   ----                ----
Investments at fair value:
Jefferson-Pilot Life separate Account B:
 Jefferson-Pilot Common stock Fund*             $31,309,019         $31,599,535
 Fidelity VIP Equity-Income Fund                 12,577,199          12,752,315
 Fidelity VIP Growth Fund,                       19,536,932          18,909,452
 Fidelity VIP Overseas Fund,                      5,554,774           4,129,783

 Investments at contract value:
 JP Life Guaranteed Fund                          4,457,927           4,324,019

*Nonparticipant-directed

The average yield of the JP Life Guaranteed Fund for 1999 and 1998 approximated 4.68% and 4.65%, repectively, and the crediting interest rates as of December 31, 1999 and 1998 were 5.10% and 4.35% respectively. Crediting interest rates are normally adjusted annually and minimum crediting rate of 3.5% applies. The fair value approximates contract value.

4. Nonparticipant-Direct Investments

  Information about the net assets and the significant components of changes of changes in net assets related to the nonparticipant-directed investment is as follows:

                                                            December 31
                                                      1999              1998
                                                      ----              ----
   Investments at fair value:
     Jefferson-Pilot Common Stock Fund            $31,309,019       $31,599,535

                                                              Year Ended
                                                           December 31, 1999
                                                           -----------------
 Change in investments, at fair value:

        Contributions                                           4,639,259
        Loan Interest                                              18,440
        Net realized and unrealized depreciation
         in fair value                                         (2,294,692)
        Loan Disbursement                                         (77,662)
        Distributions to participants                          (2,575,861)
                                                               ___________
                                                                $(290,516)

 5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated March 24, 1997, stating that the Plan is qualified under
Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. The Plan has been amended since receiving the determination letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.
The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.


6. Administration and Plan Expenses

The Plan provides that investment and administrative expenses of the Plan will be paid from the Plan's assets unless paid by the Sponsor. During 1999 and 1998, most expenses associated with the Plan were paid for by the Sponsor.

                           Supplemental Schedules


                         Jefferson-Pilot Corporation
                                Teamshare Plan
                              EIN:  56-0896180
                              Plan Number:  002
                              Schedule H Line 4i

          Schedule of Assets Held for Investment Purpose At End of Year
                               December 31, 1999

                                               (c)
                                          Description of
                                           Investment,
                                           Including
                                          Maturity Date,
(a)              (b)                     Rate of Interest,         (d)              (e)
      Identity of Issue, Borrower,      Collateral, Par or                        Current
      Lessor or Similar Party             Maturity Value           Cost            Value
*     Jefferson-Pilot Separate Account B:
      Pooled Separate Accounts

      Jefferson-Pilot                Common Stock Fund          $20,550,089    $31,309,019
      Oppenheimer                    Bond Fund                   +               2,905,226
      Fidelity                       VIP Equity-Income Fund                     12,577,199
      Fidelity                       VIP Growth Fund             +              19,536,932
      Fidelity                       VIP Overseas Fund           +               5,554,774
      Federated                      Max-Cap Institutional Fund  +               1,466,025
      Franklin                       Small Cap Growth Fund       +                 630,872
      PIMCO                          Money Market                +                 160,048
                                                                                __________
                                                                                74,140,095


*   Jefferson Pilot Life
    Guaranteed Account               Investment contract,5.10%   +               4,457,927

    Participant Loans                Interest rates ranging
                                     from  8.75% to 9.25%        +               1,108,363
                                                                                __________
                                                                               $79,706,385
                                                                                ==========

*Represents party-in-interest
+Cost information is not presented as investment in participant directed


                            Jefferson-Pilot Corporation
                                  Teamshare Plan
                                 EIN:  56-0896180
                                 Plan Number:  002
                                 Schedule H Line 4j

                       Schedule of Reportable Transactions

                           Year ended December 31, 1999

                                     (b)
                                 Description
                                 of Asset                                                   (h)
                                 Including                                                Current
                                 Interest Rate                                            Value of           (i)
      (a)                        and Maturity         (c)          (d)        (g)         Assets on         Net
   Identity of                   in Case of a       Purchase     Selling      Cost        Transaction       Gain or
   Party Involved                Loan               Price        Price        of Asset     Date            (Loss)
Category (iii) - Series of transactions in excess of 5% of plan assets
----------------------------------------------------------------------
Jefferson-Pilot Corporation     Common Stock Fund
                                Purchases          $3,279,760    $       -    $3,279,760    $3,279,760     $      -
                                Sales                       -    1,275,584     1,020,433     1,275,584      255,151



There were no category (i), (ii) or (iv)reportable transactions during 1999.

Columns (e) and (f) have not been presented as this information is not applicable.


SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized, on June 28, 2000.

                                        JEFFERSON-PILOT CORPORATION



                                        By: /s/ Hoyt J. Phillips
                                                 Senior Vice President,
                                                 Human Resources

    Exhibit

                     Consent of Independent Auditors


    We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-56369) pertaining to the Jefferson-Pilot Corporation Teamshare Plan of Jefferson-Pilot Corporation of our report dated May 5, 1999, with respect to the financial statements and schedules of the Jefferson-Pilot Corporation Teamshare Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1999.


/s/ Ernst & Young LLP
    Greensboro, North Carolina
    June 23, 2000